UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018

Commission File Number 001-36535

GLOBANT S.A.

(Exact name of registrant as specified in its charter)

GLOBANT S.A.

(Translation of registrant's name into English)

37A Avenue J.F. Kennedy L-1855, Luxembourg Tel: + 352 20 30 15 96

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):           ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):           ____

GLOBANT S.A.

FORM 6-K

On November 1, 2018, Globant, LLC (the “Borrower”), the U.S. subsidiary of Globant S.A. (the “Company”), entered into an Amended and Restated Credit Agreement (the “A&R Credit Agreement”), by and among certain financial institutions listed therein, as lenders (collectively, the “Lenders”), and HSBC Bank USA, National Association, as administrative agent (in such capacity, the “Administrative Agent”), issuing bank and swingline lender. The A&R Credit Agreement amends and restates the existing Credit Agreement dated as of August 3, 2017 (the “Original Credit Agreement”), which provided for a secured revolving credit facility under which the Borrower may borrow up to $40.0 million in advances.

Under the A&R Credit Agreement, the Borrower may borrow (i) up to $50.0 million in a single borrowing on or prior to May 1, 2019 under a delayed-draw term loan facility and (ii) up to $150.0 million under a revolving credit facility. In addition, the Borrower may request increases of the maximum amount available under the revolving facility in an aggregate amount not to exceed $100.0 million. The maturity date of each of the facilities is October 31, 2023. Pursuant to the terms of the A&R Credit Agreement, interest on the loans extended thereunder shall accrue at a rate per annum equal to LIBOR plus 1.75%. The Borrower’s obligations under the A&R Credit Agreement are guaranteed by the Company and its subsidiary Globant España S.A., and are secured by substantially all of Globant LLC’s now owned and after-acquired assets. The A&R Credit Agreement also contains certain customary negative and affirmative covenants.

The foregoing description of the A&R Credit Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-225731), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit 99.1	Amended and Restated Credit Agreement, dated November 1, 2018, by and among Globant, LLC, as borrower, HSBC Bank USA, N.A., Citibank N.A. and BNP Paribas, as lenders, and HSBC Bank USA, N.A., as administrative agent, issuing bank and swingline lender.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBANT S.A.

By:	/s/ PATRICIO PABLO ROJO
Name: Patricio Pablo Rojo
Title: General Counsel

Date: November 2, 2018